UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HELICOS BIOSCIENCES CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

42326R109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42326R109

1.	Names of Reporting Persons AGTC Advisors Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 111,893

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 111,893

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,893

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42326R109

1.	Names of Reporting Persons Applied Genomic Technology Capital Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,864,790

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 1,864,790

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,864,790

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42326R109

1.	Names of Reporting Persons Flagship Ventures Fund 2004, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 813,845

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 813,845

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,845

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42326R109

1.	Names of Reporting Persons NewcoGen Élan LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 39,848

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 39,848

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,848

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42326R109

1.	Names of Reporting Persons NewcoGen Equity Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 203,461

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 203,461

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,461

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42326R109

1.	Names of Reporting Persons NewcoGen Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 236,283

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 236,283

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,283

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42326R109

1.	Names of Reporting Persons NewcoGen PE LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 42,385

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 42,385

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,385

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42326R109

1.	Names of Reporting Persons NewcoGen Long Reign Holding LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,280

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 8,280

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,280

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.04%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42326R109

1.	Names of Reporting Persons ST NewcoGen LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,234

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 8,234

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,234

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.04%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42326R109

1.	Names of Reporting Persons NewcoGen Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,515,174

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 2,515,174

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,515,174

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 42326R109

1.	Names of Reporting Persons AGTC Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,976,683

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 1,976,683

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,976,683

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42326R109

1.	Names of Reporting Persons Flagship Ventures Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,515,174

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 2,515,174

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,515,174

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 42326R109

1.	Names of Reporting Persons Flagship Ventures General Partner LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 813,845

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 813,845

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,845

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42326R109

1.	Names of Reporting Persons Noubar B. Afeyan PhD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,329,019

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 3,329,019

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,329,019

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42326R109

1.	Names of Reporting Persons Edwin M. Kania, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,329,019

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 3,329,019

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,329,019

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42326R109

Item 1.
(a)	Name of Issuer Helicos BioSciences Corporation
(b)	Address of Issuer’s Principal Executive Offices One Kendall Square, Building 700, Cambridge, MA 02139

Item 2.
(a)

Name of Person Filing
AGTC Advisors Fund, L.P. (“AGTC”), Applied Genomic Technology Capital Fund, L.P. (“AGTC Fund” and together with AGTC, the “AGTC Funds”), Flagship Ventures Fund 2004, L.P. (“Flagship”), NewcoGen Élan LLC (“NewcoGen Élan”), NewcoGen Equity Investors LLC (“NewcoGen Equity”), NewcoGen Group, LLC (“NewcoGen Group”), NewcoGen PE LLC (“NewcoGen PE”), NewcoGen Long Reign Holding LLC (“NewcoGen Long Reign”) and ST NewcoGen LLC (“ST NewcoGen” together with NewcoGen Élan, NewcoGen Equity, NewcoGen Group, NewcoGen PE and NewcoGen Long Reign, the “NewcoGen Funds”).

NewcoGen Group, Inc. (“NewcoGen Inc.”) is the manager of each of the NewcoGen Funds and the general partner of AGTC Partners, L.P., which is the general partner of each of AGTC Funds.

NewcoGen Inc. is a wholly owned subsidiary Flagship Ventures Management, Inc. (“Flagship Inc.”).

Flagship Ventures General Partner LLC (“Flagship LLC”) is the general partner of Flagship.

Noubar B. Afeyan PhD and Edwin M. Kania, Jr. are the directors of Flagship Inc. and managers of Flagship LLC and may be deemed to have beneficial ownership with respect to all shares held by the NewcoGen Funds, Flagship and the AGTC Funds.

The AGTC Funds, the NewcoGen Funds, NewcoGen Inc., AGTC Partners, Flagship, Flagship Inc., Flagship LLC, Dr. Afeyan and Mr. Kania are referred to individually herein as a “Fund” and collectively as the “Funds.” The persons and entities named in this Item 2(a) are referred to individually herein as a “Filing Person” and collectively as the “Filing Persons.”

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Filing Persons is:

c/o Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, MA 02142

(c)	Citizenship Other than Dr. Afeyan and Mr. Kania, each of the Reporting Persons is a Delaware entity. Dr. Afeyan and Mr. Kania are each citizens of the United States.

CUSIP No. 42326R109

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Common Stock”)
	(e)	CUSIP Number 42326R109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

Consists of 111,893 shares held by AGTC, 1,864,790 shares held by AGTC Fund, 813,845 shares held by Flagship, 39,848 shares held by NewcoGen Élan, 203,461 shares held by NewcoGen Equity, 236,283 shares held by NewcoGen Group, 42,385 shares held by NewcoGen PE, 8,280 shares held by NewcoGen Long Reign and 8,234 shares of ST NewcoGen.

As the manager of each of the NewcoGen Funds, NewcoGen Inc. may be deemed to have beneficial ownership of the shares held by such funds.  Additionally, NewcoGen Inc. may be deemed to have beneficial ownership of the shares held by the AGTC Funds, as the general partner of AGTC Partners which is the general partner of each of AGTC Funds.   Similarly, AGTC Partners may also be deemed to have beneficial ownership of the shares held by the AGTC Funds.

NewcoGen Inc. is a wholly owned subsidiary of Flagship Inc.  Consequently, Flagship Inc. may also be deemed to have beneficial ownership of any shares of which NewcoGen Inc. may be deemed to have beneficial ownership.

Flagship LLC is the general partner of Flagship may be deemed to have beneficial ownership with respect to any shares held by Flagship.

As the directors of Flagship Inc. and managers of Flagship LLC, Dr. Afeyan and Mr. Kania may be deemed to have beneficial ownership with respect to all shares held by the NewcoGen Funds, Flagship and the AGTC Funds.

Each reporting person disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of all of the reported shares.

CUSIP No. 42326R109

(b)	Percent of class:

Reporting Person	Percent
AGTC	0.5%
AGTC Fund	8.9%
Flagship	3.9%
NewcoGen Élan	0.2%
NewcoGen Equity	1.0%
NewcoGen Group	1.1%
NewcoGen PE	0.2%
NewcoGen Long Reign	0.04%
ST NewcoGen	0.04%
AGTC Partners	9.4%
NewcoGen, Inc.	12.0%
Flagship LLC	3.9%
Flagship Inc.	12.0%
Dr. Afeyan	15.9%
Mr. Kania	15.9%

The foregoing percentages are calculated based on the 20,971,704 shares of Common Stock of Helicos BioSciences Corporation outstanding as of October 31, 2007 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2007.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote

Reporting Person	Shares
AGTC	111,893
AGTC Fund	1,864,790
Flagship	813,845
NewcoGen Élan	39,848
NewcoGen Equity	203,461
NewcoGen Group	236,283
NewcoGen PE	42,385
NewcoGen Long Reign	8,280
ST NewcoGen	8,234
AGTC Partners	1,976,683
NewcoGen, Inc.	2,515,174
Flagship LLC	813,845
Flagship Inc.	2,515,174
Dr. Afeyan	3,329,019
Mr. Kania	3,329,019

CUSIP No. 42326R109

(ii)	Shared power to vote or to direct the vote With respect to each of the Reporting Persons: - 0 -
(iii)	Sole power to dispose or to direct the disposition of

Reporting Person	Shares
AGTC	111,893
AGTC Fund	1,864,790
Flagship	813,845
NewcoGen Élan	39,848
NewcoGen Equity	203,461
NewcoGen Group	236,283
NewcoGen PE	42,385
NewcoGen Long Reign	8,280
ST NewcoGen	8,234
AGTC Partners	1,976,683
NewcoGen, Inc.	2,515,174
Flagship LLC	813,845
Flagship Inc.	2,515,174
Dr. Afeyan	3,329,019
Mr. Kania	3,329,019

	(iv)	Shared power to dispose or to direct the disposition of With respect to each of the Reporting Persons: - 0 -
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

CUSIP No. 42326R109

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The shares of Common Stock beneficially owned by each of NewcoGen Inc. and Flagship Inc. are beneficially owned by the NewcoGen Funds and the AGTC Funds.  AGTC Fund beneficially owns 8.9%  of the shares.  Each of AGTC and the NewcoGen Funds individually owns less than 5% of the shares.

The shares of Common Stock held by AGTC Partners are beneficially owned held by the AGTC Funds.  AGTC individually holds less than 5% of the shares.

The shares of Common Stock beneficially owned by each of Dr. Afeyan and Mr. Kania are beneficially owned by Flagship, the NewcoGen Funds and the AGTC Funds.  AGTC Fund beneficially owns 8.9%  of the shares.  Each of Flagship, AGTC and the NewcoGen Funds individually owns less than 5% of the shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No. 42326R109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

NEWCOGEN GROUP LLC;
NEWCOGEN EQUITY INVESTORS LLC;
NEWCOGEN PE LLC;
NEWCOGEN ÉLAN LLC;
ST NEWCOGEN LLC;
NEWCOGEN LONG REIGN HOLDING LLC

Each by its Manager NewcoGen Group Inc.

By: *
Noubar Afeyan
President

APPLIED GENOMIC TECHNOLOGY CAPITAL FUND, L.P.;
AGTC ADVISORS FUND, L.P.

Each by its General Partner, AGTC Partners, L.P.
By its General Partner, NewcoGen Group Inc.

By: *
Noubar B. Afeyan, PhD
President

AGTC PARTNERS, L.P.
By its General Partner, NewcoGen Group Inc.

By: *
Noubar B. Afeyan, PhD
President

NEWCOGEN GROUP INC.

By: *
Noubar B. Afeyan, PhD
President

CUSIP No. 42326R109

FLAGSHIP VENTURES FUND 2004, L.P.

By: Flagship Ventures General Partner LLC,
its General Partner

By: *
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES GENERAL PARTNER LLC

By: *
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES MANAGEMENT, INC.

By: *
Noubar B. Afeyan, PhD
Manager

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

*
Noubar B. Afeyan, PhD

*                                         The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Noubar B. Afeyan, PhD
Noubar B. Afeyan, PhD

CUSIP No. 42326R109

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 42326R109

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2008

NEWCOGEN GROUP LLC;
NEWCOGEN EQUITY INVESTORS LLC;
NEWCOGEN PE LLC;
NEWCOGEN ÉLAN LLC;
ST NEWCOGEN LLC;
NEWCOGEN LONG REIGN HOLDING LLC

Each by its Manager NewcoGen Group Inc.

By: *
Noubar Afeyan
President

APPLIED GENOMIC TECHNOLOGY CAPITAL FUND, L.P.;
AGTC ADVISORS FUND, L.P.

Each by its General Partner, AGTC Partners, L.P.
By its General Partner, NewcoGen Group Inc.

By: *
Noubar B. Afeyan, PhD
President

AGTC PARTNERS, L.P.
By its General Partner, NewcoGen Group Inc.

By: *
Noubar B. Afeyan, PhD
President

CUSIP No. 42326R109

NEWCOGEN GROUP INC.

By: *
Noubar B. Afeyan, PhD
President

FLAGSHIP VENTURES FUND 2004, L.P.

By: Flagship Ventures General Partner LLC,
its General Partner

By: *
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES GENERAL PARTNER LLC

By: *
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES MANAGEMENT, INC.

By: *
Noubar B. Afeyan, PhD
Manager

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

*
Noubar B. Afeyan, PhD

*                                         The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Noubar B. Afeyan, PhD
Noubar B. Afeyan, PhD